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                             May 2, 2023

       Jeremy Frommer
       Chief Executive Officer
       Creatd, Inc.
       419 Lafayette Street, 6th Floor
       New York, NY 10003

                                                        Re: Creatd, Inc.
                                                            Form 8-K/A
                                                            Filed April 7, 2023
                                                            File No. 001-39500

       Dear Jeremy Frommer:

              We have reviewed your April 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 6, 2023 letter.

       Form 8-K/A filed April 7, 2023

       General

   1. We note your response to comment 1, including your disclosure regarding risks and uncertainties dual
listing on Upstream and reissue in part. Please revise your filing to disclose the risks and
uncertainties associated with listing on this exchange specifically addressing the risk
associated with listing on an exchange regulated under the laws of the
                                                        Seychelles, which may
differ from regulations and regulatory environments in countries such as the U.S.,
Canada and the U.K., for example. Additionally, please address the risks and uncertainties
associated with Upstream as a new and novel technology and
                                                        uncertainty regarding
its efficacy and efficiency.
 Jeremy Frommer
FirstName
Creatd, Inc.LastNameJeremy Frommer
Comapany
May  2, 2023NameCreatd, Inc.
May 2,
Page 2 2023 Page 2
FirstName LastName
2. We note your response to comment 2, which we reissue in part. In your next filing, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. Provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise.

         In your disclosure, please explain the role of MERJ Depository and Registry Limited and
         how it interacts with the company   s U.S. transfer agent. Please also
explain what you
         mean by the statements that MERJ Depository will    manage    the
tokenized securities as
         prescribed in an agreement with the company and pursuant to certain rules. Additionally, explain the legal relationship between MERJ Depository and shareholders who deposit their shares with MERJ Dep., including the relevant governing law. Please also explain the rights of such shareholders in the event of a liquidation or dissolution of MERJ
         Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either book-entry form or on deposit with a U.S.
         broker, including the various protections afforded such shareholders under applicable law.
         Finally, please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.
3. After reviewing your response to comment 2, it is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please clarify how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of MERJ Depository or in the name of the individual shareholders). Please also clarify whether and, if so, how subsequent resales of the tokenized securities on the
         Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository.
         Finally, based on your responses to the foregoing, please clarify how
the    lost certificate
         process will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.
4.       We reissue comment 2 in part. With regard to how "tokenized equity" is held on
         Upstream, please clarify whether the tokenized securities will be held through a shareholder's wallet or in an omnibus wallet.
5. We also note the statement in your response to comment 2 that shareholders may also elect to hold their shares with various depositories, including book entry with a transfer
         agent, deposited with CEDE & Co. or with MERJ Dep.    Please clarify
how these
         securities would be held if not deposited with one of the depositories. For example, does the company continue to use paper certificated shares?
 Jeremy Frommer
FirstName
Creatd, Inc.LastNameJeremy Frommer
Comapany
May  2, 2023NameCreatd, Inc.
May 2,
Page 3 2023 Page 3
FirstName LastName
6. Further, in response to comment 2, you state that the Upstream technology will reject securities buy orders from cryptographic keypairs that, pursuant to their KYC review, come from U.S. persons. You further state that no securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process. In your next filing, please describe in greater detail the KYC policies and procedures of Upstream.
         In responding to this comment, please disclose and clarify the extent to which such KYC policies and procedures involve self-certification or IP address monitoring.
7. We note your response to comment 3. With a view toward disclosure, please clarify whether holders of the tokenized shares will receive dividend, voting and other rights
         associated with ownership of the company   s common stock and, if so,
explain how they
         are entitled to these rights, whether by contract and/or applicable law. Please also clarify whether such holders have the right to receive confirmations, proxy statements and other documents required by law to be provided to the holders of the company s common stock.
         Finally, please clarify whether there are any rights or preferences to which holders of tokenized shares are not entitled. While we note that the company is not currently planning to offer digital dividends to shareholders, the response
letter stated that    [i]n the
         event any digital dividend or coupon/reward is to be issued, all shareholders of record of the Company would be entitled to the dividend or coupon/reward... Please include this disclosure in your next filing.
8. We note your response to comment 4. In your next filing, please include risk factor disclosure addressing the discrepancies that could result between the trading prices of common shares on the OTCQB and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.
9. We note your response to comment 5. In your next filing, please disclose what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on
         Upstream before making a decision to exchange their common shares for tokenized shares.
10. We note your response to comment 6, including the revisions made in your Form 8-K/A regarding the limitations on U.S. investors from buying or selling shares on the Upstream secondary market. In you next filing, please revise this disclosure with an eye towards clarity to plainly explain the limitations on U.S. investors from buying or selling shares on
         Upstream, including the ability for those U.S. investors that previously deposited shares on Upstream to have such shares returned to the company's transfer agent to complete a sale.
 Jeremy Frommer
FirstName
Creatd, Inc.LastNameJeremy Frommer
Comapany
May  2, 2023NameCreatd, Inc.
May 2,
Page 4 2023 Page 4
FirstName LastName
11. We note your response to comment 7. Please revise your disclosure to expand your discussion to provide your full legal analysis clearly addressing each element of the
         Howey Test. Further, please revise your disclosure to discuss the risk that the federal securities law may apply to the distributions of the digital collectible NFTs, including addressing the risks related to a potential violation of Section 5 of the Securities Act of the interpretation or enforcement of the law and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.
       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Scott Linsky